HCA Healthcare, Inc.

One Park Plaza

Nashville, TN 37203

June 30, 2017

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:  HCA Healthcare, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed on February 22, 2017

File No. 001-11239

Dear Mr. Spirgel:

On behalf of HCA Healthcare, Inc. (the “Company,” “our” or “we”), please find below our response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 23, 2017 (the “Comment Letter”), concerning the Company’s Form 10-K for the fiscal year ended December 31, 2016.

For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 69

Please disclose the amount of cash, cash equivalents and short term investments held by your foreign subsidiary. Additionally, please disclose whether the earnings of your foreign subsidiary are considered to be permanently reinvested. Also, address the potential tax implications of repatriation. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

At December 31, 2016, our foreign subsidiaries held $400.5 million of cash, cash equivalents and short term investments. We did not disclose the amount of cash, cash equivalents and short-term investments held outside the U.S., because we determined it is not material to an understanding of our liquidity and capital position. In consideration of the applicable provisions of ASC 740, the earnings of our foreign subsidiaries are not considered to be permanently reinvested. Accordingly, we have recorded U.S. deferred income taxes on our unremitted foreign earnings (see Note 4 – Income Taxes on page F-19 of our 2016 Form 10-K). Under current U.S. tax law, we do not believe the repatriation of our foreign earnings is reasonably likely to have a material impact on our consolidated financial statements or our liquidity.

Mr. Larry Spirgel

United States Securities and Exchange Commission

June 30, 2017

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges the Company and its management are responsible for the accuracy of the disclosures in the filing with the Commission, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at don.street@hcahealthcare.com, telephone (615) 344-5900 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,
Don Street
Chief Accounting Officer

cc:    Jamie Kessel, Securities and Exchange Commission

Carlos Pacho, Securities and Exchange Commission